Mail Stop 4561

July 21, 2006

Bernard C. Bailey
Chief Executive Officer
Viisage Technology, Inc.
296 Concord Road, Third Floor
Billerica, MA 01821

       Re: **Viisage Technology, Inc.**
                Amendment No. 3 to the Registration Statement on Form S-4
                Filed July 7, 2006
                File No. 333-131843

                Form 10-K for the Fiscal Year Ended December 31, 2005
                Form 10-Q for the Quarter Ended March 31, 2006
                Form 8-K filed March 2, 2006
                Form 8-K filed May 15, 2006
                Form 8-K filed July 18, 2006
                File No. 0-21559

                Identix Incorporated
                Form 10-K for the Year Ended June 30, 2005
                Form 10-Q for the Quarterly Period Ended September 30, 2005
                Form 10-Q for the Quarterly Period Ended December 31, 2005
                Form 10-Q for the Quarterly Period Ended March 31, 2006
                File No. 1-09641

Dear Mr. Bailey:

       We have reviewed your above-mentioned filings and have the following comments. The page numbers referenced below relate to the marked copy of the registration statement provided to us by counsel.

<u>Form S-4/A</u>

<u>General</u>

1.   We are in receipt of your revised application, dated July 18, 2006, for confidential treatment (Control No. 17054) of certain portions of exhibits 10.79 and 10.80 to

the registration statement. Comments, if any, will follow shortly under separate cover.

Questions and Answers About the Merger and Special Meetings of Stockholders

Q: How will the merger benefit Robert LaPenta…?, page VII

2.   Please refer to prior comment 2 from our letter dated June 20, 2006. We note the revised disclosure indicates that L-1 will receive a one-time fee of $2.5 million for professional services provided in connection with the SecuriMetrics acquisition and "other transactions." Revise your disclosure in the prospectus, as appropriate, to fully describe the "other transactions" for which L-1 provided you professional services.

3.   We note your disclosure here and on pages 30 and 85 that Viisage has entered into a sublease with L-1. However, your disclosure on pages V and 218 and your response to prior comment 10 states that Viisage *will enter* into a sublease with L-1. Please reconcile. If the sublease has been executed, please file it as an exhibit to the registration statement.

Summary

4.   Revise your summary of the Merger Agreement to highlight the July 7th amendment to that agreement and the reasons for: increasing the size of the board of the combined company; increasing the number of directors appointed by Viisage to 9; and decreasing the number of directors appointed by Identix prior to the merger to 4.

Recent Developments, page 7

5.   We note your disclosure on page 9 regarding the possible acquisition of a company in the biometrics sector. Please revise your disclosure to provide the material terms of your merger agreement with Iridian Technologies, Inc., as disclosed in your current report on Form 8-K filed July 18, 2006. Please also revise your prospectus to note the election of Admiral Loy to Viisage's Board of Directors, as announced in the current report on Form 8-K dated July 10, 2006, and ensure that he is a signatory to the next amendment of this registration statement.

6.   Expand this section to disclose the departure of Viisage's current CEO, Mr. Bailey, and CFO, Mr. Miller, once the merger is concluded. Since it appears that many members of the senior management of Viisage will be departing upon consummation of the merger, consider adding a risk factor disclosure on the

impact this could have to both the integration of Viisage and Identix and on the ongoing operations of Viisage, if material.

Viisage Proposal No. 1 and Identix Proposal No. 1

Background of the Merger, page 57

7.	We note your disclosure added to amendments 2 and 3 regarding the engagement of Bear Stearns and the payment of $2.5 million to this advisor upon consummation of this merger pursuant to the engagement letter executed on March 31, 2006. It is unclear why such information is only now being included in the registration statement. Tell us the exact nature and extent of the advisory services provided by Bear Stearns. Tell us if any reports were provided to the board by Bear Stearns relating to the merger. If so, tell us why such report has not been filed as an exhibit to the registration statement or provided to the staff pursuant to prior comment 25 of our letter dated March 14, 2006. Please file all agreements with Bear Stearns as exhibits to the registration statement, as they appear to be material to this offering.

Interests of Certain Viisage Persons in the Merger, page 84

Employment and change in control arrangements, page 87

8.	Please refer to prior comment 8 from our letter dated June 20, 2006. We note the extensive revisions to this section. Please revise to clarify if the options to purchase shares expected to be issued to Messrs. LaPenta, DePalma, Paresi, Molina, and Moar and to Dr. Atick and Ms. Fordyce will be issued as the market price at the effective time of the merger, as you disclose will be the case for Mr. Lazzouni's stock options.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 154

Results of Operations, page 166

9.	Please refer to prior comment 16 from our letter dated June 20, 2006. We note your response and the added sentence on page 178. However, we reissue our comment in full as your response does not appear to address the concerns of our prior comment. Revise to provide meaningful disclosure regarding pricing or volume changes impact on revenues and costs. Disclose whether your use of fixed term contracts limit your ability to implement pricing changes and the impact these sorts of contracts have had on your historical losses from operations. Revise to provide some clear disclosure to investors regarding changes in revenues attributable to increases in volume of services or products provided versus increases attributable to increased prices or margins.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

10.   Your response to prior comment number 19 states, "[f]or contracts that do not have renewal rates, VSOE is determined by reference to Viisage's price list that management with the requisite authority has committed." However, a price list, in and of itself, does not qualify as VSOE of fair value. Thus, in the absence of renewal rates, VSOE of fair value should be based on the actual amount charged to specific groups of customers when the element is sold separately. Therefore, please clarify whether your separate sales of PCS supports your conclusion that the list price is representative of VSOE of fair value. As part of your response, tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, how you determined the separate prices are supportive of using the list price as VSOE of fair value.

Part II

Exhibits 99.1 and 99.2

11.   Revise your Viisage and Identix form of proxy to indicate that the Agreement and Plan of Reorganization was amended on July 7, 2006.

Form 8-K filed March 2, 2006 and May 15, 2006

12.   We note your response to prior comment number 23 and have the following additional comments with respect to your use of non-GAAP financial measures:

- Your response demonstrates why you believe your EBITDA non-GAAP financial measure is useful. However, the non-GAAP financial measure used in your May 15, 2006 Form 8-K is Adjusted EBITDA. Therefore, please demonstrate why you believe excluding the impact of stock based compensation expense is useful to investors.

- We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, in Exhibit 99.1 of your Form 8-K filed on May 15, 2006, you disclose Adjusted EBITDA guidance for the second half of fiscal year 2006 without presenting the most comparable GAAP measure. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. In addition, we note you do not provide a reconciliation of your Adjusted EBITDA guidance to its most directly comparable financial measure prepared in accordance with GAAP. Please tell us your consideration of providing a reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

- Ensure your future uses of non-GAAP financial measures include all disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this respect, you are required to disclose the material limitations associated with use of the non-GAAP financial measure and the manner in which management compensates for these limitations.

Form 8-K filed on July 18, 2006

13. We note your disclosure that the description of the Merger and Merger Agreement is qualified in its entirety by reference to the Merger Agreement. Please note that such disclaimer is not appropriate, as investors are entitled to rely upon the information provided in this report. Please confirm that you will refrain from including such disclaimers in future filings.

14. We note that on July 14, 2006 your signed a merger agreement to acquire all the outstanding capital stock of Iridian Technologies, Inc. Please provide your significance analysis of the acquisition in accordance with Regulation S-X, Rule 3-05(b).

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on the periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding comments on the financial statements and related, you may contact Chris White at (202) 551-3461 or Stephen Krikorian, Branch

Chief – Accounting, at (202) 551-3488. You may contact Rebekah Toton at (202) 551-3857 with any other question. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 248-4000   Via Facsimile (650) 324-0638

Charles J. Johnson, Esq.	Richard A. Peers, Esq.
Frederick P. Callori, Esq.	Kyle Guse, Esq.
Choate, Hall & Stewart LLP	Heller Ehrman, LLP
Telephone: (617) 248-5000	Telephone: (650) 324-7000